Exhibit 1

May 5, 2005


The Board of Directors
c/o James E. Hyman, Chairman
Cornell Companies, Inc.
1700 West Loop South
Suite 1500
Houston, TX  77027

Dear Members of the Board:

NS Advisors, LLC, on behalf of its clients and affiliated investment companies, beneficially owns 680,880 shares of Cornell Companies, Inc's common stock. We share the disappointment in Cornell's operating performance and corporate governance that has led the company's largest shareholder to nominate an alternate slate of directors. We believe that the shortcomings that have been detailed in Pirate Capital's various filings are on point and should have been addressed a long time ago. We also believe that Pirate's large economic interest in the company appropriately aligns their interests with other shareholders and we will support their efforts by voting our shares for their slate of directors.

It has been extremely frustrating to watch the Board ignore the concerns that have been voiced by Pirate and other shareholders. For example, we think that appointing a new CEO in the midst of a pending proxy contest without (to our knowledge) speaking to any of your shareholders was an extremely antagonistic gesture. It is not surprising that the stock has declined over 20% since the January 18, 2005 appointment. We also believe that delaying this year's annual meeting serves no purpose other than to continue to frustrate and anger your shareholders. We can only assume that you are not pleased with what you see as the likely outcome and are simply delaying the inevitable.

In the Board's February 16, 2005 letter to shareholders you say:

         "However, we also believe that a board is obliged to listen to the voice of all its shareholders, to engage in constructive dialogue with its shareholders and to avoid mutually destructive proxy contests with dissident shareholders whenever possible."

We applaud the sentiment but have not seen any follow through. Instead, you have delayed the annual meeting of shareholders. How does that square with your obligation "to listen to the voice of all its shareholders"? Whose interest does that serve? We believe that the shareholders would best be served by immediately replacing the current Board with the Pirate slate. Absent that, we believe that the annual meeting should be scheduled as soon as possible so that the owners can have their say on the matter.

It is clear to us that a majority of your shareholders want a changing of the guard. Your fiduciary obligation is to see that this happens quickly and at minimal cost. There should be no money spent on proxy solicitations or fighting the alternative slate of directors. Likewise there should be no consulting contracts or other parting gifts for the current board members or any members of senior management that leave the company. Lastly, any major decisions, either strategic or financial, should not be made until the shareholders have the chance to vote for the board which they want to represent them.

Sincerely,

/s/Andrew R. Jones
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Andrew R. Jones, CFA
Managing Member